UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

         (Check One):

         |_| Form 10-K  |_| Form 11-K   |_| Form 20-F   |X| Form 10-Q


         For Period Ended: December 27, 2008

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                             Kingston Systems, Inc.
                 -----------------------------------------------
                             Full Name of Registrant

                       8 Merrill Industrial Drive, Unit 12
             ------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                          Hampton, New Hampshire, 03842
                ------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company is unable to file its form 10-Q within the prescribed period without unreasonable effort or expense due to ministerial difficulties.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Ralph McKittrick                  (603) 661-1626
           ----------------            -----------------------------
                (Name)                 (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

Please see statement below:
(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

Kingston System's (the "Company") 10-Q for the nine months ended December 27, 2008 is expected to reflect the following results of operations (as compared to the actual results for the nine months ended December 29, 2007):

--------------------------------------------------------------------------------
                          2008 (2009 fiscal year)        2007 (2008 fiscal year)
--------------------------------------------------------------------------------
Revenue                   $ 205,000                      $201,190
--------------------------------------------------------------------------------
Net (Loss) Income         $(778,000)                     $(713,379)
--------------------------------------------------------------------------------

The 2008 numbers are subject to further review and adjustment.

The Company's wholly owned subsidiary, Parallel Robotics Systems Corporation ("Robotics"), manufactures robots and generates all of the Company's revenues. During the first nine months of each of the Company's 2009 and 2008 fiscal years, one major robot project was completed and shipped. The Company recognizes revenues when a robot is shipped under an agreement with a customer, risk of loss and title have passed to the customer and collection is reasonably assured. At December 27, 2008, two robot projects were in process.

The expected net loss from operations in fiscal 2009 increased over fiscal 2008 primarily due to an increase in research and development expenses.

                             KINGSTON SYSTEMS, INC.
                        --------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 10, 2009                   By:  /s/ Ralph McKittrick
                                          --------------------------------------
                                          Ralph McKittrick
                                          Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)